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                                                                    Exhibit 99.1

 CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

     This Annual Report on Form 10-K contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of BayCorp and/or its subsidiaries to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below and elsewhere in this Annual Report.

  History of Losses

     BayCorp has never reported an operating profit for any year since its incorporation. Historically, electricity sales at short-term rates have not resulted in sufficient revenue to enable BayCorp to meet its cash requirements for operations, maintenance and capital related costs. In addition, HoustonStreet has incurred substantial operating expenses and capital expenditures, totaling approximately $6.2 million from formation to December 31, 1999, with continuing losses in 2000. These expenses and capital expenditures greatly exceeded HoustonStreet's revenue of $59,200 for the same period. HoustonStreet expects to continue to incur substantial operating losses for the foreseeable future. Moreover, there can be no assurance that Great Bay or Little Bay will be able to sell power at prices that will enable them to meet their cash requirements.

  Liquidity Needs

     As of December 31, 1999, BayCorp had approximately $6.1 million in cash and cash equivalents, restricted cash and short-term investments. The Company believes that such cash, together with the anticipated proceeds from the sale of electricity by Great Bay and Little Bay and additional external financing that HoustonStreet is currently seeking, will be sufficient to enable the Company and its subsidiaries to meet their cash requirements in 2000. However, if in 2000 or thereafter, the Seabrook Project operated at a capacity factor below historical levels, or if expenses associated with the ownership or operation of the Seabrook Project, including without limitation decommissioning costs, are materially higher than anticipated, or if the prices at which Great Bay and Little Bay are able to sell their share of the Seabrook Project electricity do not increase at the rates and within the time expected by Great Bay and Little Bay, or if HoustonStreet expenses materially exceed budgeted expenses, the Company or its subsidiaries would be required to raise additional capital, either through a debt financing or an equity financing, to meet ongoing cash requirements. In any event, in 2000 or shortly thereafter, the Company and its subsidiaries will likely need to raise additional capital from outside sources. There is no assurance that the Company or its subsidiaries would be able to raise such capital or that the terms on which any additional capital is available would be acceptable. If additional funds are raised by issuing equity securities, dilution to then existing stockholders will result.
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  Factors Related to Great Bay and Little Bay

     Primary Reliance on a Single Asset. BayCorp's principal source of revenue is its wholesale electricity generation and trading business, which depends in large part on Great Bay and Little Bay's 15% combined joint interest in the Seabrook Nuclear Power Project in Seabrook, New Hampshire. Accordingly, BayCorp's results of operations significantly depend on the successful and continued operation of the Seabrook Project. In particular, if the Seabrook Project experiences unscheduled outages of significant duration, BayCorp's results of operations will be materially adversely affected.

     Changes in the New England Wholesale Power Market. During recent years in New England, the combination of (1) increased competition in the wholesale power market, (2) small increases in the demand for electricity and (3) electric industry deregulation has resulted in increased uncertainty regarding the price of electricity in the wholesale power market. Although Great Bay's average selling price per kWh (determined by dividing total sales revenue by the total number of kWhs sold in the applicable period) increased from 2.76 cents in 1997 to 3.04 cents in 1998 and 3.13 cents in 1999, there can be no assurance that Great Bay or Little Bay will be able to sell their power at these prices or higher prices in the future.

     Risks in Connection with Joint Ownership of Seabrook Project. Great Bay and Little Bay are required under the JOA to pay their share of Seabrook Unit 1 and Seabrook Unit 2 expenses, including without limitation operations and maintenance expenses, construction and nuclear fuel expenditures and decommissioning costs, regardless of Seabrook Unit 1's operations. Under certain circumstances, a failure by Great Bay or Little Bay to make their monthly payments under the JOA entitles certain other joint owners of the Seabrook Project to purchase Great Bay or Little Bay's interest in the Seabrook Project for 75% of the then fair market value thereof.

     In addition, the failure to make monthly payments under the JOA by owners of the Seabrook Project other than Great Bay and Little Bay may have a material adverse effect on the Company. For example, Great Bay or Little Bay could opt to pay a greater proportion of the Seabrook Project expenses in order to preserve the value of their share of the Seabrook Project. In the past, certain of the owners of the Seabrook Project other than Great Bay and Little Bay have not made their full respective payments. The electric utility industry is undergoing significant changes as competition and deregulation are introduced into the marketplace. Some utilities, including certain Participants, have indicated in state regulatory proceedings that they may be forced to seek bankruptcy protection if regulators, as part of the industry restructuring, do not allow for full recovery of stranded costs. If a Participant other than Great Bay or Little Bay filed for bankruptcy and that Participant was unable to pay its share of Seabrook Project expenses, Great Bay or Little Bay might opt to pay a greater portion of Seabrook Project expenses in order to preserve the value of their share of the Seabrook Project. In the past, the filing of bankruptcy by a Participant has not resulted in a failure to pay Seabrook Project expenses or an increase in the percentage of expenses paid by other Participants.

     The Seabrook Project is owned by Great Bay, Little Bay and the other owners thereof as tenants in common, with the various owners holding varying ownership shares. This means that Great Bay and Little Bay, which together own only a 15% interest, do not have control of the management of the Seabrook Project. As a result, decisions may be made affecting the Seabrook Project notwithstanding Great Bay and/or Little Bay's opposition.

     Certain costs and expenses of operating the Seabrook Project or owning an interest therein, such as certain insurance and decommissioning costs, are subject to increase or retroactive adjustment based on factors beyond the control of BayCorp or its subsidiaries. The cost of disposing of Unit 2 of the Seabrook Project is not known at this time. These various costs and expenses may adversely affect BayCorp, Great Bay and Little Bay, possibly materially.

     Extensive Government Regulation. The Seabrook Project is subject to extensive regulation by federal and state agencies. In particular, the Seabrook Project, and Great Bay and Little Bay as part owners of a licensed nuclear facility, are subject to the broad jurisdiction of the NRC, which is empowered to authorize the siting, construction and operation of nuclear reactors after consideration of public health and safety, environmental and antitrust matters. Great Bay and Little Bay are also subject to the jurisdiction of the FERC
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and, as a result, are required to file with FERC all contracts for the sale of electricity. FERC's jurisdiction also includes, among other things, the sale, lease, merger, consolidation or other disposition of facilities, interconnection of certain facilities, accounts, service and property records. Noncompliance with NRC requirements may result, among other things, in a shutdown of the Seabrook Project.

     The NRC has promulgated a broad range of regulations affecting all aspects of the design, construction and operation of a nuclear facility, such as the Seabrook Project, including performance of nuclear safety systems, fire protection, emergency response planning and notification systems, insurance and quality assurance. The NRC retains authority to modify, suspend or withdraw operating licenses, such as the license pursuant to which the Seabrook project operates, at any time that conditions warrant. For example, the NRC might order Seabrook Unit 1 shut down (i) if flaws were discovered in the construction or operation of Seabrook Unit 1, (ii) if problems developed with respect to other nuclear generating plants of a design and construction similar to Unit 1, or
(iii) if accidents at other nuclear facilities suggested that nuclear generating plants generally were less safe than previously believed.

     Risk of Nuclear Accident. Nuclear reactors have been used to generate electric power for more than 35 years and there are currently more than 100 nuclear reactors used for electric power generation in the United States. Although the safety record of these nuclear reactors in the United States generally has been very good, accidents and other unforeseen problems have occurred both in the United States and elsewhere, including the well-publicized incidents at Three Mile Island in Pennsylvania and Chernobyl in the former Soviet Union. The consequences of such an accident can be severe, including loss of life and property damage, and the available insurance coverage may not be sufficient to pay all the damages incurred.

     Public Controversy Concerning Nuclear Power Plants. Substantial controversy has existed for some time concerning nuclear generating plants and over the years such opposition has led to construction delays, cost overruns, licensing delays, demonstrations and other difficulties. The Seabrook Project was the subject of significant public controversy during its construction and licensing and remains controversial. An increase in public concerns regarding the Seabrook Project or nuclear power in general could adversely affect the operating license of Seabrook Unit 1. While the Company cannot predict the ultimate effect of such controversy, it is possible that it could result in a premature shutdown of the unit.

     Waste Disposal; Decommissioning Cost. There has been considerable public concern and regulatory attention focused upon the disposal of low- and high-level nuclear wastes produced at nuclear facilities and the ultimate decommissioning of such facilities. As to waste disposal concerns, both the federal government and the State of New Hampshire are currently delinquent in the performance of their statutory obligations.

     The joint owners of the Seabrook Project, through their managing agent NAESCO, entered into contracts with the DOE for high level waste disposal in accordance with the NWPA. Under these contracts and the NWPA, the DOE was required to take title to and dispose of the Seabrook Project's high level waste beginning no later than January 31, 1998. However, the DOE has announced that its first high level waste repository will not be in operation until 2010 at the earliest.

     The Seabrook Project increased its on-site storage capacity for low level waste ("LLW") in 1996 and that capacity is expected to be sufficient to meet the Project's storage requirements through 2006. In addition, the managing agent of the Seabrook Project has advised the Joint Owners that the Seabrook Project has adequate on-site storage capacity for high level waste until approximately 2010. If the Seabrook Project were unable to store nuclear waste on site or make other disposal provisions, the Company's business, results of operations and financial condition would be materially and adversely affected. See "Business -- Wholesale Electricity Generation and Trading Business -- Nuclear Waste Disposal."

     As to decommissioning, NRC regulations require that upon permanent shutdown of a nuclear facility, appropriate arrangements for full decontamination and decommissioning of the facility be made. These regulations require that during the operation of a facility, the owners of the facility must set aside sufficient funds to defray decommissioning costs. While the owners of the Seabrook Project are accumulating monies in a trust fund to defray decommissioning costs, these costs could substantially exceed the value of the trust fund, and the owners (including Great Bay and Little Bay) would remain liable for the excess. Moreover, the
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amount that is required to be deposited in the trust fund is subject to periodic review and adjustment by an independent commission of the State of New
Hampshire, which could result in material increases in such amounts.

     Intense Competition. Great Bay sells its share (and Little Bay's share) of Seabrook Project electricity primarily into the Northeast United States wholesale electricity market. There are a large number of suppliers to this market and competition is intense. A primary source of competition comes from traditional utilities, many of which presently have excess capacity. In addition, non-utility wholesale generators of electricity, such as IPPs, QFs and EWGs, as well as power marketers and brokers, actively sell electricity in this market. Great Bay may face increased competition, primarily based on price, from all sources in the future.

  Factors Related to HoustonStreet

     Limited Operating History. HoustonStreet was incorporated in Delaware on April 27, 1999. HoustonStreet.com was launched initially in the Northeast on July 8, 1999 and nationwide on September 13, 1999. HoustonStreet has only a limited operating history upon which to evaluate its performance.

     Significant Future Losses Expected. HoustonStreet's business is subject to the risks and uncertainties encountered by companies in early stages of development, particularly enterprises in new and rapidly evolving markets, such as electronic trading of energy products over the Internet. HoustonStreet's substantial operating expenses and capital expenditures from formation to date have greatly exceeded its revenues over the same period. HoustonStreet expects to continue to incur substantial operating losses for the foreseeable future. Moreover, there is no assurance that HoustonStreet will be able to achieve or sustain profitability.

     Internet-based Wholesale Energy Trading is a New and Evolving Market. Wholesale trading of energy products over the Internet is a new and rapidly evolving market. HoustonStreet cannot be certain that a viable market will emerge or be sustainable. If the market for Internet-based wholesale energy trading fails to develop, if it develops more slowly than expected, if it becomes saturated with competitors or if it does not achieve widespread market acceptance, HoustonStreet would be materially adversely affected.

     Dependence on Internet-based Wholesale Energy Trading. Substantially all of HoustonStreet's revenues depend on the continued and expanded use of Internet-based wholesale energy trading platforms. HoustonStreet currently depends on its wholesale electricity trading platform for all revenues. HoustonStreet will likely depend on other energy trading platforms, including platforms for oil and natural gas trading, if planned expansion is successful.

     Businesses have only recently begun significant use of the Internet for electronic commerce. Although Internet usage has grown dramatically, HoustonStreet cannot assure you that usage will continue to increase for commerce or trading wholesale energy products. A decrease in the use of the Internet or a reduction in the currently anticipated growth in the use of the Internet would have a material adverse effect on HoustonStreet. Businesses may reject the Internet as a viable commercial medium for a number of reasons, including potentially inadequate network infrastructure, slow development of enabling technologies, insufficient commercial support or privacy concerns. The Internet's infrastructure may be unable to support the demands placed on it by increased usage. In addition, delays in developing or adopting new standards and protocols required to handle increased levels of Internet activity, or increased government regulation, could cause the Internet to lose its viability as a commercial medium.

     Dependence on Trading Liquidity. HoustonStreet will need to achieve trading liquidity on its Internet-based wholesale energy trading exchange in order to increase and sustain revenues. If the volume and level of trades on the exchange do not increase, HoustonStreet will not achieve profitability.

     Dependence on Increased Business from Unaffiliated Customers. If HoustonStreet fails to grow its customer base or generate repeat and expanded business from customers that are not affiliated with BayCorp, HoustonStreet will be unable to achieve or sustain profitability. For the period beginning July 8, 1999 through December 31, 1999, Great Bay, a subsidiary of BayCorp, was a party to 77% of all trades on HoustonStreet. HoustonStreet earns standard commissions from all trades on HoustonStreet, including trades by Great Bay
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and its counterparties. To date, a substantial majority of HoustonStreet's revenue has been derived from commissions from trades involving Great Bay and its counterparties.

     HoustonStreet's management expects that commissions from trades involving Great Bay and its counterparties will be a less significant portion of revenue in the future as the number of registered traders and the volume of trades increases. If trading volume does not increase as anticipated, HoustonStreet's revenue will not increase and HoustonStreet's business and financial results will be materially adversely affected.

     Need for Expanded Sales and Marketing Operations. Expanded sales and marketing operations will be necessary to attract traders to HoustonStreet's trading exchange, to lengthen the time and frequency of service use, and to build the HoustonStreet community of users. If HoustonStreet's sales and marketing operations fail to register additional users and generate increased traffic on its Web site, the number of trades completed on the exchange may not increase. If the number, size and frequency of transactions do not increase, HoustonStreet will be unable to increase its revenues and HoustonStreet's business will not achieve profitability.

     Need for Additional Financing. Based on current levels of operations and planned growth, HoustonStreet's management anticipates that the net proceeds of its stock sales in February and March 2000 and cash generated from operations will be sufficient to meet HoustonStreet's needs through approximately October 2000. If HoustonStreet requires additional funding or determines that it is appropriate to raise additional funding, HoustonStreet may be unable to raise additional funds. Further, any such funding may result in significant dilution to existing HoustonStreet stockholders, including BayCorp. The inability to obtain sufficient funds from operations and external sources when needed would have a material adverse effect on HoustonStreet's business, results of operations and financial condition.

     Ability to Implement Business Strategy. The growth and expansion of HoustonStreet's business are expected to place significant demands on HoustonStreet's management, operational and financial resources. Successful implementation of HoustonStreet's business strategy will depend on a number of factors, including its ability to:

        - offer an efficient and effective wholesale energy trading platform that meets industry needs,

        - increase awareness of the HoustonStreet brand,

        - continue to develop and upgrade the HoustonStreet Web site and related technology, operating software and capacity,

        - attract more wholesale energy traders to the HoustonStreet Web Site, lengthen the time and frequency of service use, and build the HoustonStreet community of registered users, and

        - attract, hire, integrate, retain and motivate qualified personnel.

There can be no assurance that HoustonStreet will be successful in the implementation of its business strategy.

     Reliance on Strategic Relationships. HoustonStreet may be unable to implement its strategic growth plans without successfully identifying, forming, maintaining and enhancing strategic relationships, such as its strategic relationship with Equiva. HoustonStreet's ability to achieve significant future revenue growth will depend in part on adding new strategic partners. If HoustonStreet is unable to form or successfully develop additional strategic relationships, HoustonStreet may be unable to grow its revenues and HoustonStreet could be materially adversely affected.

     International Expansion. If HoustonStreet cannot expand internationally, HoustonStreet may be unable to take advantage of the potential revenue associated with energy trading on a global level. While HoustonStreet's management believes that HoustonStreet can become profitable if its services are widely adopted by power traders in the United States, the global energy market represents a much larger source of revenue.
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     To be successful, HoustonStreet's management believes that HoustonStreet must expand its operations into international markets. International operations will subject HoustonStreet to a number of risks that may increase HoustonStreet's costs and require significant management attention. These risks include:

        - difficulties and increased expenses associated with staffing and managing foreign operations,

        - differing technology standards that may impede HoustonStreet's ability to integrate its trading platforms across international borders,

        - reluctance or inability of energy traders abroad to accept Internet-based wholesale energy trading as a method of conducting business,

        - changes in regulatory requirements,

        - currency exchange rate fluctuations, and

        - potentially adverse tax consequences, including restrictions on the repatriation of earnings.

     Regulatory Risks and Privacy Concerns. As use of the Internet evolves, federal, state and foreign agencies could adopt regulations covering issues such as user privacy, content and taxation of products and services. If enacted, government regulations could limit the market for HoustonStreet's services.

     In order to use HoustonStreet's trading exchange, traders must first register with HoustonStreet. The registration process requires that users provide certain information about themselves and the companies for which they trade. Although HoustonStreet collects this data only with the consent of a visitor, privacy concerns may cause visitors to resist registering to use the exchange. In addition, legislative or regulatory requirements may heighten privacy concerns. Other countries and political entities, such as the European Economic Community, have adopted legislation or regulatory requirements relating to privacy. The United States may adopt similar legislation or regulatory requirements. If privacy legislation is enacted or privacy concerns are not adequately addressed, HoustonStreet's business could be materially adversely affected.

     Unpredictability of Future Revenues; Potential Fluctuation in Quarterly Operating Results. As a result of HoustonStreet's limited operating history and the emerging nature of the market for Internet-based trading of wholesale energy products, HoustonStreet is unable to forecast its revenues accurately. HoustonStreet expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside HoustonStreet's control. These factors include the demand for HoustonStreet's trading services, the introduction and market acceptance of new services in the industry, reductions in trading commissions or changes in how services are priced, and the amount and timing of operating costs and capital expenditures related to expanding HoustonStreet's business, operations and infrastructure. Quarterly results also can be affected by changes in the use of the Internet and electronic commerce, changes in governmental regulations, and changes in general economic conditions and economic conditions specifically related to the Internet and energy trading markets.

     In addition, trading volumes can fluctuate due to the seasonal nature of the wholesale electricity trading market. Typically, there are substantial declines in the volume of wholesale electricity trading during the fourth quarter of the calendar year. Based on statistics published by the FERC, the amount of electricity traded in the United States in the fourth quarter of 1998 was approximately 50% less than amount traded in the third quarter of 1998. HoustonStreet's management believes that fourth quarter trading can be adversely affected by seasonal trading patterns, the inclination of some utilities, independent power producers and power marketers to maintain existing trading positions near year-end and other factors.

     It is difficult to forecast the effect such factors, or the combination of any of these factors, would have on HoustonStreet's results of operations for any given fiscal quarter. HoustonStreet's management believes that HoustonStreet's quarterly revenues, expenses and operating results could vary significantly in the future and that period-to-period comparisons should not be relied on as indications of future performance.

     System Maintenance and Protection. Unanticipated problems at the third-party facility that houses substantially all of HoustonStreet's computer and communications hardware systems could cause interruptions or delays in HoustonStreet's business, loss of data or render HoustonStreet unable to process wholesale
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energy trades. Any such interruptions or delays at the facility would harm
HoustonStreet's revenue and results of operations. In addition, these third-party systems and operations are vulnerable to damage or interruption from intentional malicious acts, fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. HoustonStreet does not have a formal disaster recovery plan and does not carry business interruption insurance. In addition, the failure by the third-party facility to provide the data communications capacity required by HoustonStreet, as a result of human error, natural disaster or other operational disruptions, could result in interruptions in HoustonStreet's service. The occurrence of any or all of these events could harm HoustonStreet's reputation and brand and business.

     Traders on the HoustonStreet.com may also be harmed by any system or equipment failures experienced by HoustonStreet. In that event, HoustonStreet's relationship with these traders may be adversely affected, HoustonStreet may lose traders, HoustonStreet's ability to attract new users may be adversely affected and HoustonStreet could be exposed to liability.

     If users of HoustonStreet's trading platform suffer similar interruptions in their operations, for any of the reasons discussed above or for other reasons, HoustonStreet's business could also be adversely affected. In addition, if traders' computer systems suffer interruptions, the link to HoustonStreet's Web site could be severed and the traders' wholesale energy trades could be delayed or stopped.

     Rapid Technological Change. To remain competitive, HoustonStreet must continue to enhance and improve its services. The Internet is characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices. HoustonStreet's success will depend, in part, on its ability to:

        - develop leading Internet-based technologies useful for wholesale energy trading,

        - enhance its existing services,

        - develop new services and technology that address the increasingly sophisticated and varied needs of wholesale energy traders, and

        - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     HoustonStreet would be materially adversely affected if it is unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements.

     Intense Competition. Wholesale energy trading markets are dynamic and intensely competitive. Competition is likely to increase in the future as new companies enter the market and current competitors expand their products and services. See "Business -- Internet-based Energy Trading and Information Business -- Competition." Many of these potential competitors are likely to enjoy substantial competitive advantages, including:

        - larger technical, production and marketing staffs,

        - a more established presence in the wholesale energy trading community,

        - greater brand recognition, and

        - substantially greater financial, marketing, technical and other resources.

     If HoustonStreet does not compete effectively or if it experiences pricing pressures, reduced margins or loss of market share resulting from increased competition, HoustonStreet's business would be materially adversely affected.

     Dependence on Management and Need for New Personnel. HoustonStreet is, and for the foreseeable future will be, dependent upon the services of its directors, executive officers and key management personnel. HoustonStreet's future success depends on its ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, marketing, sales and customer service personnel. The loss of the services of current key personnel and the failure to hire new personnel could have a material adverse effect upon HoustonStreet's results of operations, product development efforts and ability to grow.

     In particular, HoustonStreet plans to recruit and hire a new Chief Financial Officer and new Vice President of Technology in 2000. Competition for such personnel is intense and there can be no assurance that HoustonStreet can attract, assimilate or retain sufficiently qualified personnel. The failure to hire and retain a new Chief Financial Officer, Vice President of Technology and other necessary technical, managerial, marketing, sales and customer service personnel, would materially adversely affect HoustonStreet.

     HoustonStreet does not currently have employment agreements in place and does not currently carry key man life insurance. Although HoustonStreet intends to purchase key man term life insurance on the life of Frank W. Getman Jr., its President and Chief Executive Officer, that insurance is not currently in place. HoustonStreet does not plan to purchase life insurance on the lives of any of its other key personnel.

     Management of Growth. HoustonStreet expects to experience significant growth in its business operations. This growth will place a substantial strain on HoustonStreet's resources. HoustonStreet's need to manage its growth successfully will require it to implement appropriate operational, financial, accounting and management information systems and controls. HoustonStreet's failure to manage its growth effectively would have a material adverse effect on HoustonStreet.

     Protection of Proprietary Rights. HoustonStreet's ability to compete depends significantly on the proprietary nature of its Web site technology as well as its patent applications. HoustonStreet has filed two patent applications to date. HoustonStreet seeks to protect its proprietary rights through a combination of patent, copyright and trade secret law and confidentiality agreements. However, there can be no assurance that a third party will not misappropriate or otherwise obtain access to HoustonStreet's proprietary technology or develop similar technology independently. Competitors may also be able to circumvent any patents that HoustonStreet obtains.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. HoustonStreet could incur substantial costs to prosecute or defend any intellectual property litigation. If HoustonStreet litigated to enforce its rights, it would be expensive, would divert management resources and may not be adequate to prevent the use of its intellectual property by third parties.

     Potential Intellectual Property Infringement. While HoustonStreet currently is not aware that it infringes any other patents, it is possible that HoustonStreet's technology infringes patents held by third parties. If HoustonStreet were to be found infringing, the owner of the patent could sue HoustonStreet for damages, prevent HoustonStreet from making, selling or using the owner's patented technology or could impose substantial royalty fees for those privileges.